EXHIBIT 99.1

ING's money management platform Yolt expands to France and Italy

ING announced today that it's expanding its money management platform Yolt to France and Italy. Yolt is ING's smart money app in the UK that helps users to actively manage their personal finances with a one-stop overview of their accounts with the majority of UK banks and other features. Yolt was launched in the UK in June 2017 and has already attracted 300,000 registered users there. ING's plans to rollout Yolt in France and Italy is part of its ambition to build a pan-European money platform.

Frank Jan Risseeuw, CEO of Yolt: "I'm really proud to see the rapid growth of our app in the UK and I'm probably even more excited about the expansion to more countries, as we announced today. Every day, we are doing our utmost to offer our users the best possible experience and I think that's what makes the difference in this digital landscape. The fast growth of the number of users shows a digital platform such as Yolt can truly change the banking landscape."

Benoit Legrand, Chief Innovation Officer of ING Group commented: "This is an important milestone for Yolt, as this platform is now being taken to multiple countries. Inventing and launching an innovation is one thing, but taking it to the next level is another. It shows once again our proven ability to disrupt banking by growing fintechs our own, next to innovating by partnering with more than 150 fintechs. Yolt is truly creating a differentiating experience and is a great example of how ING is executing on its strategy to transform the bank to become the go-to platform for financial needs."

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Diederik Heinink	ING Group Investor Relations
+31 20 576 2847	+31 20 576 6396
diederik.heinink@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (21) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  https://resource.globenewswire.com/Resource/Download/6faa177a-2dc2-420e-a77e-a51bc8bf73b1